Birkenstock Holding PLC • 1-2 Berkeley Square • London W1J 6EA • U.K.	Birkenstock Holding PLC 1-2 Berkeley Square London W1J 6EA U.K.

April 15, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance - Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Melissa Gilmore and Mr. Kevin Woody

Re:	Birkenstock Holding plc
Form 20-F for the Fiscal Year Ended September 30, 2024
File No. 001-41836

Dear Ms. Gilmore and Mr. Woody:

We set forth below our responses to the comments raised in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Birkenstock Holding plc (“we,” “us,” “our,” or the “Company”), dated March 27, 2025.

For ease of reference, each of the Staff’s comments is reproduced below in italics.

Response Letter Dated March 24, 2025
Response to Previous Comment 1

1.	We note your response that you believe presenting a directional change in ASP on a group-wide basis is meaningful and providing the number of footwear pairs sold or ASP by channel and segment would be potentially misleading and could give undue prominence to the precision of factors in understanding the impact changes in revenue. Since you refer to ASP in your revenue by channel and revenue by segment discussions and your proposed disclosure states that you believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of your operating rests and enables them to make more meaningful period-to-period comparisons, please revise your future disclosure to state why you do not provide respective information at a channel or segment level.

Response: We acknowledge the Staff’s comment and respectfully submit that going forward, we will add the following disclosure at the end of the sub-section entitled “Non-IFRS Financial Measures” (see page 61 of our 2024 annual report on Form 20-F), which will be amended to read “Non-IFRS Financial Measures and Other Metrics,” to our annual reports on Form 20-F. (The last sentence of the third paragraph contains new language (emphasis added) as compared to our response letter dated March 24, 2025; the previous last sentence was moved up and is now the second paragraph):

“Average Selling Price

Average selling price (“ASP”) is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.

Our management uses group ASP in managing and monitoring the performance of the business.

We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.”

Response to Previous Comment 2

2.	We note your response that your operating expense line items are predominantly exposed to Euros and your FX exposure in operating expenses is limited to global sales entities and you believe that presenting expense line items at constant currency would not provide meaningful additional information to investors. Please remove your disclosure on page 76 in your fiscal year 2024 20-F that you generate a significant portion of your expenses in currencies other than the Euro, or tell us how this statement is still applicable.

Response: We acknowledge the Staff’s comment and respectfully submit to the Staff that the Company believes its disclosure on page 76 of the 2024 annual report on Form 20 is correct. More than 50% of the Company’s revenues and approximately 25% of expenses are generated and incurred, respectively, in currencies other than the Euro. Thus, both the non-Euro revenues and the non-Euro expenses represent a “significant portion” of total revenues and expenses, respectively (as stated on p. 76). However, since 74.6% of the Company’s expenses are incurred in Euros, the statement in our response letter dated March 24, 2025 that “our operating expense line items are with approximately 70% predominantly exposed to Euros” is also correct. The Company continues to believe that presenting revenue on a constant currency basis is more helpful as the non-Euro portion represents “more than 50%,” but that presenting expenses on a constant currency basis would be less meaningful as the non-Euro portions represent only approximately 25%.

For background, in the fiscal year ended September 30, 2024, the Company’s gross profit at constant currency was 1.3% higher than gross profit as reported under IFRS, profit from operations was 1.8% higher than profit from operations as reported under IFRS, and net profit at constant currency was 3.0% higher than net profit as reported under IFRS. However, we note that our management does not steer constant currency expenses and that such figures are not part of management reporting and, as a result, the Company does not consider constant currency expenses, or gross profit, profit from operations or net profit at constant currency, relevant to management’s decision-making.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. Please feel free to contact our counsel, Leo Borchardt, Esq., of Davis Polk & Wardwell London LLP, at +44-20-7418-1334 or by email at leo.borchardt@davispolk.com.

Sincerely,

/s/ Ivica Krolo
Ivica Krolo
Chief Financial Officer
(principal financial officer)